SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 11, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 11, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced the lists of candidates to the Board of Directors and the Audit Commission of the Company. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced the lists of candidates to the Board of Directors and the Audit Commission of the Company.

Exhibit 99

PRESS RELEASE

ROSTELECOM'S BOARD OF DIRECTORS APPROVED THE LISTS OF CANDIDATES TO THE BOARD OF DIRECTORS AND THE AUDIT COMMISSION

Moscow - March 11, 2005 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced the lists of candidates to the Board of Directors and the Audit Commission of the Company.

On March 5, 2005 Rostelecom's Board of Directors considered proposals on candidates to the Board of Directors and to the Audit Commission received from the Company's shareholders.

The candidates to the Board of Directors included into the list are as follows:

N	Name		Position

1.	Stanislav Avdiyants	-	Executive Director - Director for Economic and Tariff Policies of Svyazinvest;
2.	Stanislav Vartanyan	-	Executive Director of the Investor Protection Association;
3.	Valery Degtyarev	-	General Director of Professional TeleCommunications;
4.	Dmitry Yerokhin	-	General Director of Rostelecom;
5.	Alexander Kiselev	-	Undersecretary of the Minister for Information Technologies and Communications of the Russian Federation;
6.	Sergei Kuznetsov	-	First Deputy General Director of Svyazinvest;
7.	Irina Ragozina	-	Director of Corporate Governance Department of Svyazinvest;
8.	Vitaly Slizen	-	Director of the Department for state policy on information and communication technologies of the Ministry of Information Technologies and Communications of the Russian Federation;
9.	Mikhail Slipenchuk	-	General Director of METROPOL Investment Financial Company Ltd.
10.	Natalia Terentyeva	-	Risk Manager of Wimm-Bill-Dann Foods;
11.	Sergei Chernogorodsky	-	Director of the Share Capital Department of Svyazinvest;
12.	Yevgeny Chechelnitsky	-	Deputy Head of the Federal Communications Control Service;
13.	Valery Yashin	-	General Director of Svyazinvest.

New members of the Board of Directors will be elected at the Annual General Shareholders' Meeting on the results of the year 2004. According to Rostelecom's Charter the Board of Directors consists of 11 members.

Rostelecom's Board of Directors also decided to include the following persons into the list of candidates to the Audit Commission of the Company:

N	Name		Position

1.	Konstantin Belyaev	-	Chief Accountant of Svyazinvest;
2.	Gennady Kovalenko	-	Head of division of the Legal Department of Svyazinvest;
3.	Svetlana Sinadskaya	-	Head of division of the Department of Economic and Tariff Policies of Svyazinvest.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S.Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.